

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

December 29, 2006

Vicki L. Avril
Senior Vice President and Chief Financial Officer
IPSCO, Inc.
650 Warrenville Road, Suite 500
Lisle, Illinois 60532

> **RE: IPSCO, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **File No. 0-19661**

Dear Ms. Avril:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Results of Operations – Year Ended December 31, 2005 compared with Year Ended December 31, 2004, page 20</u>

1. You indicate that your cost of sales was impacted by increases in the price of natural gas, electricity, alloy inputs and freight, as well as unabsorbed fixed costs and direct expenses related to unplanned maintenance outages and safety evacuations in Mobile due to the hurricanes in the Gulf Cost region. Please

discuss these business reasons for the changes between periods in your costs of sales in greater detail. Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity, page 26

Critical Accounting Policies, page 28

2. Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please provide a sensitivity analysis based on outcomes that are reasonably likely to occur and would have a material effect on your business. Please provide quantitative as well as qualitative disclosures. For example, if reasonably likely changes in the long-term rate of return used in accounting for your pension plan would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. See Section V of SEC Release Nos. 33-8350 – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A – Disclosure Controls and Procedures, page 31

3. Please confirm and revise future filings to clarify that there were no changes in internal control over financial reporting during the fourth quarter ended December 31, 2005 that have materially affected or are reasonable likely to materially affect your internal controls over financial reporting.

Financial Statements – Exhibit 99.1

Consolidated Statements of Income, page 5

4. We note that you included your gain on sale of assets held for sale in other expenses (income). In future filings please classify these gains in operating income as required by 45 of SFAS 144.

5. Please tell us supplementally and disclose in future filings the components and related amounts included in the other (income) expenses line item for each period your statement of operations is presented. To the extent material, discuss changes in the components of this line item in Management's Discussion and Analysis.

1. Significant Accounting Policies, page 8

Revenue Recognition, page

6. You indicate that products are generally shipped without right of return. Tell us supplementally and revise future filings to clarify under what facts and circumstances you recognize revenue when products are shipped with right of return. Please also disclose whether your stated shipping terms are FOB shipping point or FOB destination. Refer to SAB Topic 13.

Note 22 – Contingencies and Environmental Expenditures, page 31

7. We note your belief that the liability for your environmental matters were adequately reserved as of at December 31, 2005. If true, please revise future filings to clarify that material additional losses related to environmental matters are not reasonably possible. If not, please revise your discussion in future filings to include each of the disclosures required by paragraph 10 of SFAS 5 and Question 2 in SAB Topic 5:Y.

8. We note that you are engaged in various ongoing environmental monitoring and compliance programs, voluntary remediation activities and capital improvement projects. Please disclose and tell how you are accounting for your voluntary remediation activities. Please also tell us the nature of these activities including but not limited to the total remediation costs to date and your classification of these costs.

9. You state that you believe that resolution of proceedings will not have a material adverse effect on your consolidated financial condition or results of operations. Please revise your disclosure to clarify whether you believe these matters will have a material effect on cash flows.

Note 24 – Consolidating Financial Statements, page 32

10. If true, please revise your disclosures in future filings to clarify that your guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X. Please note that this definition is different than the term wholly-owned, as defined by Rule 1-02(aa) of Regulation S-X. If not, please advise.

Exhibits 31.1 and 31.2

11. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Period Ended September 30, 2006

General

12. Please address the comments above in your interim Forms 10-Q as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief